MARKET UPDATE AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

September 7, 2012, Johannesburg, South Africa Shareholders of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) are referred to the announcements released released on 2 February 2012, 3 May 2012, 14 June 2012 and 27 July 2012 respectively, relating to the agreement of the key terms in respect of a transaction to restructure, recapitalize and refinance Atlatsa and the Bokoni group of companies (“Bokoni group”) (the “Restructure Plan”).

Shareholders are advised that Atlatsa and Anglo American Platinum Limited have made progress with the Bokoni Platinum Mines’ (“Bokoni”) operational review initiated in Q2 2012, as well as the definitive agreements relating to the Restructure Plan.

Once all definitive agreements have been finalized the Company will publish the financial effects of the Restructure Plan and post its circular to shareholders seeking necessary approvals for its implementation.

A further announcement will be released on the Securities Exchange News Service, filed on SEDAR and EDGAR, and published in the South African press, as soon as the financial effects have been finalized, and the definitive transaction agreements have been executed.

Shareholders are advised to continue exercising caution when dealing in the Company’s securities until a full announcement is made.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Anerie Britz / Yvette Labuschagne / Melanie de Nysschen
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.